

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

Morris S. Young
Chief Executive Officer
AXT, Inc.
4281 Technology Drive
Freemont, California 94538

> Re: **AXT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed December 3, 2021**
> **File No. 333-258196**

Dear Mr. Young:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Form S-3/A filed December 3, 2021

Cover Page

1. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

2. We note your response to prior comment 1. We note your disclosures regarding the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to

offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to accept foreign investments, or list on an U.S. or other foreign exchange.

Prospectus Summary, page 1

3.   Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

4.   We note your response to prior comment 2. Please specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5.   We note your response to prior comment 3. Please revise to clarify what entity received the dividends. Please also include risk factor disclosure regarding foreign exchange restrictions.

Risk Factors, page 9

6.   We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

7.   Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

8.   We note your response to prior 4 and reissue our comment. Please revise to separately

highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations; significantly limit or completely hinder your ability to offer or continue to offer securities to investors; and cause the value of such securities to significantly decline or be worthless.

Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew Hoffman